Domenic Serafino

Chief Executive Officer

Venus Concept Inc.

235 Yorkland Blvd, Suite 900

Toronto, Ontario M2J 4Y8

February 10, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:   Ada D. Sarmento

Re:	Venus Concept Inc.

Registration Statement on Form S-3

File No. 333-236207

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Venus Concept Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-236207) (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern Standard Time on February 12, 2019, or as soon thereafter as practicable.

The Registrant hereby authorizes each of Danielle Carbone, Esq. and Aron Izower, Esq.. of Reed Smith LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Danielle Carbone at (212) 549-0229 or, in her absence, Mr. Izower at (212) 549-0393.

VENUS CONCEPT INC.

By:	/s/ Domenic Della Penna
Domenic Della Penna
Chief Financial Officer